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Investor Relations Contacts:
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KCSA Strategic Communications
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com
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                TTI Telecom to provide service assurance solution
                                To Bell Mobility

Petach Tikva, Israel -February 28, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) today announced that Bell Mobility will adopt TTI Telecom's Netrac Service Assurance solution.

Bell Mobility - the wireless division of Bell, Canada's largest communications company - will implement both Fault Management (FAM) and Performance Management
(PMM) modules, improving the company's ability to manage multi-vendor, multi-technology network environments.

Alain Fortier, General Manager OSS/VAS Data, Bell Mobility, Inc. said, "Bell Mobility chose TTI because we were looking for a partner that can provide a robust, efficient OSS solution."

Meir Lipshes, Chief Executive Officer of TTI Telecom said, "This contract award validates our ability to deliver scalable OSS solutions to leading-edge, customer-focused customers. We look forward to a long and mutually successful partnership with Bell Mobility."

About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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